Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: BCSB Bancorp, Inc.

(Commission File No. 0-53163)

On October 18, 2013, F.N.B. Corporation hosted its Third Quarter 2013 Earnings Report and Conference Call. The portions of the Q&A segment of the conference call which relate to the proposed merger between F.N.B. Corporation and BCSB Bancorp, Inc. are set forth below.

Additional Information About the Merger:

In connection with their pending merger, F.N.B. Corporation and BCSB Bancorp, Inc. are required to file a proxy statement/prospectus and other relevant documents with the SEC. F.N.B. and BCSB Bancorp also file annual, quarterly and current reports, proxy statements and other information with the SEC. These documents may be obtained free of charge at the SEC’s website at http://www.sec.gov. Additionally, investors and security holders may obtain, without charge, copies of the documents that F.N.B. has filed with the SEC by contacting James G. Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317, and copies of the documents that BCSB Bancorp has filed with the SEC by contacting Joseph J. Bouffard, President and Chief Executive Officer, BCSB Bancorp, Inc., 4111 E. Joppa Road, Baltimore, MD 21236, telephone: (410) 256-5000.

SHAREHOLDERS OF BCSB BANCORP ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND ANY OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

F.N.B., BCSB Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of BCSB Bancorp in connection with the proposed merger. The proxy statement/prospectus, when it becomes available, will describe the interests those directors and officers may have in the merger.

Cautionary Statement Regarding Forward-Looking Information:

This document includes statements regarding F.N.B.’s outlook for earnings, revenues, expenses, capital levels, liquidity levels, asset levels, asset quality and other matters regarding or affecting F.N.B. and its future business and operations that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as “believe,” “plan,” “expect,” “anticipate,” “see,” “look,” “intend,” “outlook,” “project,” “forecast,” “estimate,” “goal,” “will,” “should” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.

Forward-looking statements speak only as of the date made. F.N.B. does not assume any duty and does not undertake to update forward-looking statements. Actual results or future events could differ, possibly materially, from those anticipated in forward-looking statements, as well as from historical performance.

F.N.B.’s forward-looking statements are subject to the following principal risks and uncertainties:

•	F.N.B.’s businesses, financial results and balance sheet values are affected by business and economic conditions, including the following:

•	Changes in interest rates and valuations in debt, equity and other financial markets.

•	Disruptions in the liquidity and other functioning of U.S. and global financial markets.

•	Actions by the Federal Reserve Board, U.S. Department of the Treasury and other government agencies, including those that impact money supply and market interest rates.

•	Changes in customers’, suppliers’ and other counterparties’ performance and creditworthiness which adversely affect loan utilization rates, delinquencies, defaults and counterparty ability to meet credit and other obligations.

•	Slowing of the current moderate economic recovery and persistence or worsening levels of unemployment.

•	Changes in customer preferences and behavior, whether due to changing business and economic conditions, legislative and regulatory initiatives, or other factors.

•	Legal and regulatory developments could affect F.N.B.’s ability to operate its businesses, financial condition, results of operations, competitive position, reputation, or pursuit of attractive acquisition opportunities. Reputational impacts could affect matters such as business generation and retention, liquidity, funding, and ability to attract and retain management. These developments could include:

•	Changes resulting from legislative and regulatory reforms, including broad-based restructuring of financial industry regulation; changes to laws and regulations involving tax, pension, bankruptcy, consumer protection, and other industry aspects; and changes in accounting policies and principles. F.N.B. will continue to be impacted by extensive reforms provided for in the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and otherwise growing out of the recent financial crisis, the precise nature, extent and timing of which, and their impact on F.N.B., remains uncertain.

•	The impact on fee income opportunities resulting from the limit imposed under the Durbin Amendment of the Dodd-Frank Act on the maximum permissible interchange fee that banks may collect from merchants for debit card transactions.

•	Changes to regulations governing bank capital and liquidity standards, including due to the Dodd-Frank Act and to Basel III initiatives.

•	Impact on business and operating results of any costs associated with obtaining rights in intellectual property, the adequacy of F.N.B.’s intellectual property protection in general and rapid technological developments and changes. F.N.B.’s ability to anticipate and respond to technological changes can also impact its ability to respond to customer needs and meet competitive demands.

•	Business and operating results are affected by F.N.B.’s ability to identify and effectively manage risks inherent in its businesses, including, where appropriate, through effective use of third-party insurance, derivatives, swaps, and capital management techniques, and to meet evolving regulatory capital standards.

•	Increased competition, whether due to consolidation among financial institutions; realignments or consolidation of branch offices, legal and regulatory developments, industry restructuring or other causes, can have an impact on customer acquisition, growth and retention and on credit spreads and product pricing, which can affect market share, deposits and revenues.

•	As demonstrated by the Annapolis Bancorp, Inc. and PVF Capital Corp. acquisitions and the pending acquisition of BCSB Bancorp, Inc., F.N.B. seeks to grow its business in part by acquiring from time to time other financial services companies, financial services assets and related deposits. These acquisitions often present risks and uncertainties, including, the possibility that the transaction cannot be consummated; regulatory issues; cost, or difficulties, involved in integration and conversion of the acquired businesses after closing; inability to realize expected cost savings, efficiencies and strategic advantages; the extent of credit losses in acquired loan portfolios and extent of deposit attrition; and the potential dilutive effect to current shareholders. In addition, with respect to the acquisition of Annapolis Bancorp, Inc., PVF Capital Corp., and the pending acquisition of BCSB Bancorp, Inc., F.N.B. may experience difficulties in expanding into a new market area, including retention of customers and key personnel of Annapolis Bancorp, Inc., PVF Capital Corp. and BCSB Bancorp, Inc.

•

Competition can have an impact on customer acquisition, growth and retention and on credit spreads and product pricing, which can affect market share, deposits and revenues. Industry restructuring in the current environment could also impact

F.N.B.’s business and financial performance through changes in counterparty creditworthiness and performance and the competitive and regulatory landscape. F.N.B.’s ability to anticipate and respond to technological changes can also impact its ability to respond to customer needs and meet competitive demands.

•	Business and operating results can also be affected by widespread disasters, dislocations, cyber attacks, terrorist activities or international hostilities through their impacts on the economy and financial markets.

*****

Frank Schiraldi – Sandler O’Neill + Partners, L.P.:

Okay, and just wanted—switching gears to M&A, just wanted to see if you could remind us on your ability and willingness to do additional deals. And then, how you’re thinking about geographies at this point? Is it more fill out the geographies you’re in? Or, possibly additional new geographies?

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Well, we’ve gotten through, as Vince mentioned, we’ve integrated three. We have one small deal left in February and that’s gone exceptionally well. And, we’ve already—you know, because of the Annapolis deal, we already have a great leadership team in place there. So, integration of that particular acquisition should be a little smoother because of what we’ve already built.

So, you know, we really don’t have a lot on our plate. I would say, we continue to look for opportunities that will enhance shareholder value. We continue to look for situations where we can take cost out and benefit from being in higher growth markets.

Our strategy from an M&A standpoint, we repeatedly told you and others, that our strategy is centered around positioning the Company to benefit from organic growth opportunities. We don’t just attach the banks that we buy, we essentially deploy our model and drive growth. So, I would say, we would be open to looking for opportunities that provide either expense takeout or growth opportunities that match our organic growth profile.

*****

Matthew Breese – Sterne Agee:

Good morning, guys.

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Good morning.

Matthew Breese – Sterne Agee:

For the fourth quarter with Park View, did your margin guidance assume any accretable income?

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

Park View’s margin coming in is really, you know, 3.25% or so, and relative to the size of us it really doesn’t move the dial. So, out of the gate, you’re going to have just kind of normal accretion that would be booked. So no, I’m not expecting any significant changes. I mean, usually that stuff will come over time if you have positive or negative events that you have to kind of work through. So really pretty neutral to the overall margin for the quarter.

Matthew Breese – Sterne Agee:

And then next year (cross talking)…

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

(Inaudible)—I’m sorry?

Matthew Breese – Sterne Agee:

Probably below 360. The total and core margin in the low 360 for the fourth quarter?

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

Yes.

Matthew Breese – Sterne Agee:

Okay. And then beyond Park View, with BCSB right around the corner, I am assuming it’s the same very little impact to the overall margin trend?

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

Yes, their margin is comparable. So, yes.

Matthew Breese – Sterne Agee:

Okay. And then, kind of stepping back and back to the M&A discussion, is it fair to assume that you guys are where you want to be as far as, you know, acquisitions go in Ohio and Baltimore? Or, would you consider adding on in those markets if the right deal came along?

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Well, obviously I think we’ve got—there is a lot to do in the markets that we’re in, so we’ll continue to grow. Our plan is not to sit at number 10 in Baltimore. We want to grow our market share either organically or through acquisition. The same is true in Cleveland. In Pittsburgh, there are opportunities I think down the road, maybe to do something, to help take cost out in market deals.

I don’t think we need to do anything to enhance the delivery channel or the team that we have. I think we’ve got—you know, both are great. I can tell you that we will look at other—we’ll look at opportunities provided that there is good EPS accretion in the first year, that we get IRRs that are attractive to us and well above our cost of capital, and we’re moving in the markets that we think we can grow organically at a rate faster than our legacy markets. That’s the criteria we use.

*****